Contact

www.linkedin.com/in/remo-moomiaie-qajar-m-d-7bb4835 (LinkedIn)

Top Skills

Private Equity
Executive Management
Fundraising

Languages

English (Native or Bilingual)
Farsi
Hungarian

Patents

Portable Compression Device
Systems and methods for phototherapy

Remo Moomiaie-Qajar M.D.

Founder, Chairman and CEO at Axiom Biosciences
Hollywood, Florida, United States

Summary

I'm a physician-entrepreneur, biotech founder, and venture architect passionate about translating scientific innovation into real-world impact. My work sits at the intersection of advanced drug delivery, regenerative medicine, and early-stage biotech investing. I've founded and led multiple ventures including Axiom Biosciences and Zerigo Health, with a focus on pioneering new treatment modalities and building world class teams to support them.I'm also a board member of the Alliance for mRNA Medicines (AMM), where I collaborate with global leaders to shape the future of RNA-based therapies and delivery technologies.Across all my ventures, I bridge science, strategy, and storytelling building coalitions across geographies, capital markets, and research institutions to advance bold, meaningful technologies. I believe the future of medicine lies not just in discovering new targets and molecules, but in reimagining how we deliver them, finance them, and scale them.If you're an investor, founder, scientist, or policymaker interested in next-generation drug delivery, biotech venture building, or innovative funding models let's connect.

Experience

Inventa Capital
General Partner
March 2015 - Present (11 years 8 months)
San Diego County, California, United States

At Inventa Capital, our mission is to reimagine what's possible in biotechnology. We are builders of what does not yet exist driven by operational rigor, visionary leadership, and a deep belief in the power of innovation. By investing in overlooked opportunities and advancing transformative science, we aim to accelerate the development of breakthrough therapies.

Alliance for mRNA Medicines
Board Member
October 2023 - Present (3 years 1 month)

Alterra Labs, LLC.
Partner
September 2023 - Present (3 years 2 months)
Columbus, Ohio Metropolitan Area

Laboratory Real Estate Management and Development

Axiom Biosciences
Founder and CEO
October 2018 - Present (8 years 1 month)
Greater San Diego Area

Zerigo Medical
Co-Founder
January 2013 - Present (13 years 10 months)
San Diego County, California, United States

Chantal Paydar Charities, Inc.
Member Of The Board Of Advisors
April 2011 - December 2019 (8 years 9 months)
San Diego, CA

Our 501c3 organization is established to commemorate the life of Chantal Paydar and to continue her life's calling towards establishing equality in the world. The emphasis is placed on establishing and fostering human connections amongst people of different backgrounds through education and multicultural exchange. The organization will always seek to establish a humanitarian approach towards addressing ethnic, gender, and political inequality in the world community.

Remo | Contract Research Organization
Chairman
September 2015 - December 2018 (3 years 4 months)
Columbus, Ohio Area- Headquarters

Remo | Life Science Investment & Management Company
Founder and CEO
June 2014 - December 2018 (4 years 7 months)
Columbus, Ohio Metropolitan Area

Seed Investment Fund

Ohio Tech Angel Fund (OTAF) V

Member
2015 - 2016 (1 year)
Columbus, Ohio Metropolitan Area

The Ohio TechAngel Funds (OTAF) are a group of funds consisting of nearly 400 members. It is the second largest angel investor group in the US, and strives to turn great ideas into prized companies to build entrepreneurial wealth. The funds invest in early-stage IT, bio-medical, and advanced materials companies with high growth potential and which are located in Ohio. OTAF consistently syndicates deals with other Ohio angel groups and "sidecar" investors to help provide preferred equity financing rounds in the range of $1mm - $3mm.

InQMEDS llc.
CMO
July 2009 - February 2014 (4 years 8 months)
New Haven, CT

Yale School of Medicine
Surgical Resident, Research Fellow
July 2003 - July 2009 (6 years 1 month)
New Haven, CT

Education

SUNY at Stony Brook
Bachelor of Science (B.S.)

St. Dominic HS

University of Szeged, School of Medicine
Doctor of Medicine (M.D.)

Walt Whitman Elementary